                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                    AMERICAN BANKERS INSURANCE GROUP, INC.
                          (NAME OF SUBJECT COMPANY)

                           SEASON ACQUISITION CORP.
                             CENDANT CORPORATION
                                  (Bidders)
                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                        (Title of Class of Securities)
                                 024456 10 5
                    (CUSIP Number of Class of Securities)

                            JAMES E. BUCKMAN, ESQ.
             SENIOR EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             CENDANT CORPORATION
                                 6 SYLVAN WAY
                         PARSIPPANY, NEW JERSEY 07054
                          TELEPHONE: (973) 428-9700
           (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidders)

                               WITH A COPY TO:
                               DAVID FOX, ESQ.
                            ERIC J. FRIEDMAN, ESQ.
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                          TELEPHONE: (212) 735-3000

                          CALCULATION OF FILING FEE
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TRANSACTION VALUATION* $1,363,073,080      AMOUNT OF FILING FEE** $272,615

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*      For purposes of calculating the filing fee only. This calculation assumes the purchase of 23,501,260 shares of common stock, par value $1.00 per share (the "Common Shares"), of American Bankers Insurance Group, Inc. (the "Company") at $58.00 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Season Acquisition Corp. for such number of Common Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       Amount Previously Paid: Not applicable
       Filing Party: Not applicable
       Form or Registration No.: Not applicable
       Date Filed: Not applicable

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
CUSIP NO. 024456 10 5

                                          14D-1

 1. NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Cendant Corporation (E.I.N.: 06-0918165)
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                      (b) [X]
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 3. SEC USE ONLY
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 4. SOURCE OF FUNDS
    BK, WC
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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) or 2(f) []
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
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 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    570,740 common shares
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 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]
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 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
    1.37%
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10.   TYPE OF REPORTING PERSON
      CO
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
CUSIP NO. 024456 10 5

                                          14D-1

 1. NAMES OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Season Acquisition Corp. (E.I.N.: Applied For)
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                    (b) [X]
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 3. SEC USE ONLY
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 4. SOURCE OF FUNDS
    AF
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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(e) or 2(f) []
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION
    New Jersey
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 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    570,740 Common Shares
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 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]
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 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
    1.37%
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10. TYPE OF REPORTING PERSON
    CO
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
ITEM 1. SECURITY AND SUBJECT COMPANY.

   (a) The name of the subject company is American Bankers Insurance Group, Inc., a Florida corporation (the "Company"). The address of the Company's principal executive offices is 11222 Quail Roost Drive, Miami, Florida 33157.

   (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by Season Acquisition Corp. ("Purchaser"), a New Jersey corporation and a wholly owned subsidiary of Cendant Corporation, a Delaware corporation ("Parent"), to purchase 23,501,260 shares of Common Stock, par value $1.00 per share (the "Common Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 1998, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") at a purchase price of $58.00 per Common Share, net to the tendering shareholder in cash, without interest thereon. According to information included in the Agreement and Plan of Merger, dated as of December 21, 1997, as amended and restated as of January 7, 1998, among the Company, American International Group, Inc. and AIGF, Inc., and attached as an exhibit to the Current Report on Form 8-K, dated as of January 13, 1998 (the "Form 8-K"), of the Company as filed with the Securities and Exchange Commission, there were 41,535,807 Common Shares outstanding as of November 3, 1997. The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

   (c) The information set forth under "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

   (a)-(d); (g) This Statement is being filed by Purchaser and Parent. The information set forth under "Introduction" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

   (e)-(f) During the last five years, neither Purchaser, Parent nor any persons controlling Purchaser, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

   (a)-(b) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations," "Certain Information Concerning the Company" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   (a)-(b) The information set forth under "Introduction" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

   (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

   (a)-(e) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company" and "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" in the Offer to Purchase is incorporated herein by reference.

   (f)-(g) The information set forth under "Introduction" and "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   (a)-(b) The information set forth under "Introduction," and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

   The information set forth under "Introduction," "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

   The information set forth under "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

   The information set forth under "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

   (1) Not applicable.

   (b)-(c) The information set forth under "Introduction" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

   (d) The information set forth under "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

   (e) The information set forth under "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

   (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(1)   Offer to Purchase, dated January 27, 1998.

   (a)(2)   Letter of Transmittal.

   (a)(3)   Notice of Guaranteed Delivery.

   (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

   (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.

   (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

   (a)(7)   Text of Press Release issued by Cendant Corporation on January 27, 1998.

                                4

   (b)(1)   $750,000,000 Five Year Revolving Credit and Competitive Advance Facility Agreement, dated as of October 2, 1996, among Cendant Corporation, the several banks and other financial institutions from time to time parties thereto, and The Chase Manhattan Bank, as
            Administrative Agent and CAF Advance Agent.

   (b)(2)   $1,250,000,000 364-Day Revolving Credit and Competitive Advance Facility Agreement, dated as of October 2, 1996, among Cendant Corporation, the several banks and other financial institutions from time to time parties thereto, and The Chase Manhattan Bank, as
            Administrative Agent and CAF Advance Agent.

   (b)(3)   Cendant Corporation Acquisition Revolving Credit Facility Commitment Letter, dated January
            23, 1998, among Chase Securities Inc., The Chase Manhattan Bank and Cendant Corporation.

   (c)      Not applicable.

   (d)      Not applicable.

   (e)      Not applicable.

   (f)      Not applicable.

                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 1998          CENDANT CORPORATION
                                 By: /s/ James E. Buckman
                                     ---------------------------------
                                     Name: James E. Buckman
                                     Title: Senior Executive
                                            Vice President and
                                            General Counsel

                                 SEASON ACQUISITION CORP.

                                 By: /s/ James E. Buckman
                                     ---------------------------------
                                     Name: James E. Buckman
                                     Title: Executive Vice President

                                EXHIBIT INDEX

   EXHIBIT
   NUMBER
-----------

   (a)(1)    Offer to Purchase, dated January 27, 1998.

   (a)(2)    Letter of Transmittal.

   (a)(3)    Notice of Guaranteed Delivery.

   (a)(4)    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees.

   (a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

   (a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9.

   (a)(7)    Text of Press Release issued by Cendant Corporation on January 27, 1998.

   (b)(1)    $750,000,000 Five Year Revolving Credit and Competitive Advance Facility
             Agreement, dated as of October 2, 1996, among Cendant Corporation, the several banks and other financial institutions from time to time parties thereto, and
             The Chase Manhattan Bank, as Administrative Agent and CAF Advance Agent.

   (b)(2)    $1,250,000,000 364-Day Revolving Credit and Competitive Advance Facility
             Agreement, dated as of October 2, 1996, among Cendant Corporation, the several banks and other financial institutions from time to time parties thereto, and
             The Chase Manhattan Bank, as Administrative Agent and CAF Advance Agent.

   (b)(3)    Cendant Corporation Acquisition Revolving Credit Facility Commitment Letter,
             dated January 23, 1998, among Chase Securities Inc., The Chase Manhattan Bank and Cendant Corporation.

   (c)       Not applicable.

   (d)       Not applicable.

   (e)       Not applicable.

   (f)       Not applicable.

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